Exhibit 99.1

New Oriental Extends Share Repurchase Program

BEIJING, May 24, 2024 /PRNewswire/ - New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that its board of directors has authorized the Company to extend its share repurchase program launched in 2022 and amended in 2023 (the “Share Repurchase Program”), over the next twelve months through May 31, 2025. As of the date of this press release, the Company had repurchased approximately US$246.3 million worth of its ADSs under the Share Repurchase Program, and a balance of approximately US$153.7 million authorized under the Share Repurchase Program had not been utilized. Pursuant to the extended Share Repurchase Program, the Company may repurchase up to approximately US$153.7 million of its shares in the form of ADSs and/or common shares through May 31, 2025.

The repurchases may be effected from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the Share Repurchase Program periodically, and may further authorize adjustment of its terms and size.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

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